Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: August 2018

1.	We inform the capital market agents that, during August 2018, Itaú Unibanco did not purchase its own shares for treasury stock.

2.	Also in August, Itaú Unibanco reallocated in the market the amount of 368,577 preferred shares under Long-term Incentive programs approved by General Stockholders' Meeting.

3.	Historical information regarding purchase of own shares for treasury stock is available on the Company's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, September 11, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations